

July 20, 2011

Via Email
Mr. Todd Hubbard
President
PACCAR Financial Corp.
777 106th Avenue N.E.
Bellevue, Washington 98004

     Re: **PACCAR Financial Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 1, 2011
               File No. 001-11677

Dear Mr. Hubbard:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have been told that your former president, Mr. T. M. Henebry, has retired. We note that you have not filed a Current Report on Form 8-K to announce his retirement. We also note that PACCAR Inc. filed a Current Report on Form 8-K on May 4, 2011 announcing of the retirement of Thomas E. Plimpton, but that you have not filed a similar report. Please advise.

Item 1 and 1A Business and Risk Factors

Customer Concentration, page 6

2. Please amend your Form 10-K to identify the customer that accounted for over 10% of your revenue for 2010 and 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief